

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2017

Yvonne Wang
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Ste. 100,
Ontario, California 91761

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Form 8-K**
> **Furnished October 11, 2017**
> **File No. 000-33167**

Dear Ms. Wang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 4.02</u>

1. We note that you were advised by your prior independent accountant that your financial statements for the year ended December 31, 2016 and the subsequent 2017 10-Qs, that you failed to disclose certain related party transactions. In accordance with Item 4.02(c) of Form 8-K, please perform the following:

   - provide your prior independent accountant with a copy of the disclosures you made in response Item 4.02(b) of Form 8-K;

   - request that the auditor furnish to you a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in your Form 8-K and, if not, stating the respects in which it does not agree; and

   - amend your Form 8-K by filing the independent accountant's letter as an exhibit to the Form 8-K no later than two business days after your receipt of the letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant